EXHIBIT 99.1

Alvarion (in Receivership and Interim Liquidation) Obtains NASDAQ Extension Through July 12, 2014 to Meet Initial Listing Requirements

ROSH HA'AYIN, Israel, March 28, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership and interim liquidation) ("Alvarion" or the "Company") (OTCQB:ALVRQ) announced today that on March 21, 2014, the Company received a letter from the NASDAQ Listing and Hearing Review Council (the "Listing Council") advising the Company that the Listing Council has reversed the NASDAQ Hearings Panel's determination to delist the Company's ordinary shares from The NASDAQ Stock Market ("NASDAQ"). The Listing Council has granted the Company through July 12, 2014 to emerge from bankruptcy and evidence compliance with all applicable requirements for initial listing on The NASDAQ Capital Market; however, in the meantime, trading in Alvarion's ordinary shares will remain suspended on NASDAQ and the Tel Aviv Stock Exchange. Trading in Alvarion's ordinary shares will continue on the OTCQB Market pending the expiration of the new extension period. The additional extension granted by the Listing Council represents the full extent of its discretionary authority to grant the Company an additional extension of time to regain compliance.

This press release contains forward-looking statements within the meaning of the "safe harbor"provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion-ltd.com